221 Main Street, Suite 300 ● San Francisco, CA 94105 ● (P) 415 593-5464 ● (F) 415 896-5680

August 6, 2015

VIA EDGAR

Mr. Dietrich King
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Prosper Marketplace, Inc.
Request to Withdraw Post-Effective Amendment filed on September 5, 2013
File No. 333-182599

Dear Mr. King:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Prosper Marketplace, Inc. (the “Company”) hereby requests that, effective as of August 6, 2015, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment to its Registration Statement on Form S-1 (File No. 333-182599) (the “Post-Effective Amendment”). The Post-Effective Amendment was originally filed on September 5, 2013.

The Post-Effective Amendment sought to de-register unsold securities registered under the Company’s Registration Statement on Form S-1. The Company confirms that the Post-Effective Amendment has not been declared effective, and that no securities have been or will be issued pursuant to the Post-Effective Amendment.

Please send copies of the written order granting withdrawal of the Post-Effective Amendment to the undersigned at Prosper Marketplace, Inc., 221 Main Street, Suite 300, San Francisco, CA 94105, facsimile number (415) 896-5680, with a copy to Company’s counsel, Covington & Burling LLP, One CityCenter, 850 Tenth Street, NW, Washington, DC 20001, facsimile number (202) 778-5500, attention Keir Gumbs.

If you have any questions or require any further information, please contact Keir Gumbs or Reid Hooper of Covington & Burling LLP at (202) 662-5500 or (202) 662-5984, respectively.

Division of Corporate Finance

U.S. Securities and Exchange Commission

August 6, 2015

Respectfully submitted,

/s/ Sachin Adarkar
Sachin Adarkar
General Counsel and Secretary